

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 8, 2009

<u>Via U.S. Mail and Facsimile to (408) 222-1917</u>

Clyde R. Hosein
Chief Financial Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

> **Re: Marvell Technology Group Ltd.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 29, 2009**
> **File No. 000-30877**

Dear Mr. Hosein:

We have limited our review of your filing to the issue addressed in our comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.   We refer to comment 5 of our comment letter dated June 30, 2008, and to your response letter dated July 25, 2008 in which you represented to us that in your applicable future filings you would describe your efforts to appoint a non-executive chairman, address the reasons why you have not been able to make such appointment to date and disclose whether you have established any timeline for making the future appointment. We note your disclosure on page 121 of your Form 10-K for the fiscal year ended January 31, 2009 that Dr. Sehat Sutardja remains the Chairman of the Board, and it does not appear that you have addressed the matters raised in comment 5. Accordingly, as requested by our prior comment, to the extent that Dr. Sehat Sutardja remains the Chairman of the Board at the time of your next applicable periodic filing, please disclose in that filing your efforts since May 2007 to appoint a non-executive chairman, address

the reasons why you have not been able to make such appointment and indicate whether you have established any timeline for making the future appointment or creating a "Lead Director" position. Also, disclose whether Dr. Sehat Sutardja would retain the Board Chairman position in the event you create a "Lead Director" position. Explain the duties incumbent upon a "Lead Director" and how those duties would compare to those of your Board Chairman. Please also address why the Board is considering this "Lead Director" alternative to the May 2007 recommendation of your Board of Directors' Special Committee Regarding Derivative Litigation to have Dr. Sehat Sutardja remain Chief Executive Officer and a member of your Board of Directors, but step down as Chairman of the Board in favor of a non-executive Chairman, and whether your current Board believes this alternative structure would serve to remediate the material weaknesses in your internal control over financial reporting that you previously reported. Please advise us in which future filing you intend to include the requested disclosure.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

Sincerely

Tim Buchmiller
Senior Attorney